July 15, 2024

FILED VIA EDGAR

Mr. Jeffrey W. Long

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NW

Washington DC 20549

Re:	Liberty All-Star Equity Fund (File No. 811-04809) Liberty All-Star Growth Fund, Inc. (File No. 811-04537)

Dear Mr. Long:

On March 7, 2024, Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc., (the “Funds”) filed their Annual Reports to Shareholders for their fiscal years ending December 31, 2023, with the Securities and Exchange Commission (“SEC”).

On July 11, 2024, you provided two oral comments on behalf of the SEC staff following a Sarbanes Oxley review of the Funds 2023 Annual Reports. Your comments and the Funds’ responses are set forth below.

1.	Form N-2 Item 24.4.g(2)(A) Requirement.

You noted that the ten-year line graph is missing the performance of an appropriate broad based securities market index. In this connection you referred us to Item 24.4.g of Form N-2:

“(2) (A) Provide a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Assume a $10,000 initial investment at the beginning of the first fiscal year in an appropriate broad-based securities market index for the same period. 1. Line Graph Computation. (a) Assume that the initial investment was made at the offering price last calculated on the business day before the first day of the first fiscal year. (b) Base subsequent account values on the market price (or, if shares are not listed, the net asset value) of the Fund on the last business day of the first and each subsequent fiscal year. (c) Calculate the final account value by assuming the account was closed and sale was at the market price (or, if shares are not listed, the net asset value) on the last business day of the most recent fiscal year. (d) Base the line graph on the Fund’s required minimum initial investment if that amount exceeds $10,000.”

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

This confirms that the information required by Item 24.4.g(2)(A) of Form N-2 referenced above will be included in both Funds’ future Annual Report to Shareholders.

2.	Form N-2 Item 24.4.f Requirement.

You noted that Item 24.4.f. of Form N-2 requires the tables with information on officers and trustees to include the following:

“a statement that the SAI includes additional information about directors of the Registrant and is available, without charge, upon request, and a toll-free (or collect) telephone number and e-mail address, if any, for shareholders to use to request the SAI.”

This confirms that the statement required by Item 24.4.f. of Form N-2 will be included in both Funds’ future Annual Report to Shareholders.

We appreciate your review of the Funds’ 2023 Annual Reports and comments.

Respectfully,

/s/ Clifford J. Alexander

Clifford J. Alexander